September 26, 2024

Yau Ting Tai
Chief Financial Officer
Magic Empire Global Ltd
3/F, 8 Wyndham Street
Central, Hong Kong

       Re: Magic Empire Global Ltd
           Form 20-F for Fiscal Year Ended December 31, 2023
           Response dated September 24, 2024
           File No. 001-41467
Dear Yau Ting Tai:

       We have reviewed your September 24, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11,
2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023
General

1.     The Company   s response to prior comment 1 did not contain sufficient
information and
       analysis to permit the staff to evaluate the Company   s position.
Accordingly, we reissue
       the comment in its entirety. Please also note the following:
           Please ensure that all information and data is provided as of the most recent fiscal quarter end;
           Please ensure that your response addresses the Company   s
subsidiaries;
           Under    Nature of Present Assets    and    Sources of Company   s
Income,    please
           provide data on a consolidated basis and please also provide support for your calculations.
2.     The Company   s response to prior comment 2 was cursory and did not
contain sufficient
 September 26, 2024
Page 2

       information and analysis to permit the staff to evaluate the Company   s
position.
       Accordingly, we reissue the comment in its entirety. Please also note the following:
           Please ensure that all information and data is provided as of the most recent fiscal quarter end;
           Please ensure that your response addresses the Company   s
subsidiaries;
           Please (i) describe the types of assets included on your balance sheet on a category-
           by-category basis and (ii) describe and discuss their proposed treatment for purposes
           of section 3(a)(1)(C) of the Investment Company Act of 1940 (   1940
Act   ),
           including, without limitation, any time deposits held by the Company, as well as any other substantive determinations and/or characterizations of assets that are material to your calculations; and
           As previously requested, please address whether the Company still holds long-term investments in Company A, Company B, and Company C. If so, please provide analysis as to whether each such company should be treated as an investment
           security    for purposes of Section 3(a) of the 1940 Act.
3.     We note your response to our prior comment 2 and your reference to
Section 3(b)(1) of
       the 1940 Act. To the extent that the Company believes that it (and its wholly-owned subsidiaries) may rely on the exclusion from the definition of an investment company provided by Section 3(b)(1) of 1940 Act, please provide a comprehensive, detailed legal analysis to support your views, including citations to applicable precedent.
4.     The Company   s response to prior comment 3 was cursory and did not
contain sufficient
       information and analysis to permit the staff to evaluate the Company   s
position.
       Accordingly, we reissue the comment in its entirety.
       Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation